EXHIBIT 3.2.1

FIRST AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

BT BRANDS, INC.

Approved and adopted September 12, 2019

ARTICLE X of the Amended and Restated Bylaws of BT Brands, Inc. (the “Corporation”) is amended and restated as follows:

ARTICLE X

EXCLUSIVE FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the corporation’s certificate of incorporation or these bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim (A) as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction. Nothing herein contained shall be construed to preclude stockholders that assert claims under the Securities Act of 1933, as amended, or the Exchange Act, or any successors thereto, from bringing such claims in state or federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the corporation shall be deemed to have notice of and consented to the provisions of this Article X.